Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2024 Results; Provides Full Year 2025 Guidance

Fourth Quarter 2024 Results and Full Year 2024 Highlights

•	Fourth quarter revenue, Adjusted EBITDA[1] and Adjusted Free Cash Flow[1] all ahead of expectations

•	Fourth quarter Adjusted EBITDA margin[1] expanded by 300 basis points for second consecutive quarter

•	Fourth quarter Solid Waste volumes improved sequentially by 310 basis points, ahead of expectations

•	Full year revenue of $7,862.0 million, increase of 8.8% excluding the impact of divestitures (4.6% including the impact of divestitures)

•	Full year Adjusted EBITDA[1] of $2,250.5 million, increase of 12.3%; Adjusted Net Income[1] of $321.3 million; Net loss of $737.7 million

•	Full year Adjusted EBITDA margin[1] of 28.6%, 190 basis points increase over the prior year

•	Full year Adjusted Free Cash Flow[1] of $820.3 million, increase of 17%; cash flow from operating activities of $1,540.2 million

Guidance for 20252

•	Revenue is estimated to be approximately $8,425 million including contribution from Environmental Services (“ES”) (between $6,500 million and $6,550 million excluding contribution from ES)

•	Adjusted EBITDA[2] is estimated to be approximately $2,500 million including contribution from ES (between $1,925 million and $1,950 million excluding contribution from ES)

•	Adjusted Free Cash Flow[2] is estimated to be between $950 million and $975 million including contribution from ES (approximately $750 million excluding contribution from ES)

•	Guidance does not include contribution from any incremental M&A

VAUGHAN, ON, February 24, 2025 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the fourth quarter and full year 2024, as well as guidance for full year 2025.

“Our more than 20,000 employees delivered another year of results that exceeded our expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The continued strong execution of our value creation strategies drove industry-leading organic Solid Waste growth of 7.0% and Adjusted EBITDA margin1 expansion of 190 basis points in the fourth quarter. Our results are a testament to our profitability focused strategic initiatives that we are implementing across the portfolio. We also finished the year with Net Leverage1 of 3.85x on a constant currency basis.”

Mr. Dovigi continued, “In January we announced a definitive agreement for the sale of our Environmental Services business at an $8 billion valuation, substantially above our initial expectations. Our equity stake in the business also allows us to participate in the expected continued value creation from these high-quality assets. We are on target to close the transaction effective March 1, 2025. The transaction will allow us to materially de-lever our balance sheet and accelerate our path to an investment grade credit rating. In addition we will have the optionality to deploy incremental capital across organic growth initiatives, solid waste M&A, and higher return of capital to shareholders through share repurchases and higher dividends, while maintaining targeted Net Leverage1 in the low 3’s.”

“We have built a best-in-class North American platform that we will continue to optimize. Based on our strong results in 2024 and outlook for 2025, we believe we are uniquely positioned for continued industry leading organic growth over the near to medium term. The reignition of our M&A program as well as opportunistic share buy backs are also expected to be significant drivers of equity value creation. We look forward to sharing additional details on our longer-term views for strategic growth of the business at our upcoming Investor Day on February 27 at the New York Stock Exchange.”

GFL also announced that effective today, Blake Sumler, a representative of Ontario Teachers’ Pension Plan, has stepped down from the Board of Directors. “I want to thank Blake for his advice and counsel as a director of the Company and Teachers for their continued support since their initial investment in 2018.”

Fourth Quarter Results

•	Revenue of $1,985.9 million in the fourth quarter of 2024, increase of 8.2% excluding the impact of divestitures (5.5% including the impact of divestitures), compared to the fourth quarter of 2023.

◦	Solid Waste revenue of $1,571.2 million, including 6.0% from core pricing and 2.3% from positive volume.[3]

◦	Environmental Services revenue of $414.7 million, compared to $424.3 million in the prior year period which included approximately $12.9 million of revenue associated with an unseasonably high level of large event driven business, $5.5 million from lower used motor oil selling prices and $6.5 million from lower soil volumes. Excluding these impacts, revenue increased by 3.1%.

•	Adjusted EBITDA[1] increased by 17.4% to $577.8 million in the fourth quarter of 2024, compared to $492.2 million in the fourth quarter of 2023. Adjusted EBITDA margin[1] was 29.1% in the fourth quarter of 2024, compared to 26.1% in the fourth quarter of 2023. Solid Waste Adjusted EBITDA margin[1] was 33.4% in the fourth quarter of 2024, compared to 30.7% in the fourth quarter of 2023. Environmental Services Adjusted EBITDA margin[1] was 28.9% in the fourth quarter of 2024, compared to 25.0% in the fourth quarter of 2023.

•	Net loss was $199.5 million in the fourth quarter of 2024, compared to $62.1 million in the fourth quarter of 2023.

•	Adjusted Free Cash Flow[1] was $360.1 million in the fourth quarter of 2024, compared to $471.6 million in the fourth quarter of 2023. The decrease of $111.5 million was predominantly due to an increase of cash capex net of incremental growth investments and an investment in working capital, partially offset by an increase in EBITDA[1].

Year to Date Results

•	Revenue of $7,862.0 million for the year ended December 31, 2024, an increase of 8.8% excluding the impact of divestitures (4.6% including the impact of divestitures), compared to the year ended December 31, 2023.

◦	Solid Waste revenue of $6,138.8 million, including 6.5% from core pricing, partially offset by volume decreases of 0.8%.[3]

◦	Environmental Services revenue of $1,723.2 million, compared to $1,690.1 million in the prior year period which included approximately $94.7 million of revenue associated with an unseasonably high level of large event driven business. Excluding the impact of this outsized activity in the prior year period, revenue increased by 7.5%.

•	Adjusted EBITDA[1] increased by 15.0% excluding the impact of divestitures (12.3% including the impact of divestitures) to $2,250.5 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. Adjusted EBITDA margin[1] was 28.6% for the year ended December 31, 2024, compared to 26.7% for the year ended December 31, 2023. Solid Waste Adjusted EBITDA margin[1] was 32.9% for the year ended December 31, 2024, compared to 30.7% for the year ended December 31, 2023. Environmental Services Adjusted EBITDA margin[1] was 28.5% for the year ended December 31, 2024, compared to 27.1% for the year ended December 31, 2023.

•	Net loss was $737.7 million for the year ended December 31, 2024, compared to net income of $32.2 million for the year ended December 31, 2023. Net loss includes a non-cash loss resulting from the divestiture of certain U.S. assets completed in the current period.

•	Adjusted Free Cash Flow[1] was $820.3 million for the year ended December 31, 2024, compared to $701.2 million for the year ended December 31, 2023. The increase of $119.1 million was predominantly due to an increase in EBITDA and a reduction in cash interest paid, partially offset by an increase in cash capex net of incremental growth investments and an investment in working capital.

Guidance for 20252

GFL also provided its guidance for 2025.

•	Revenue is estimated to be approximately $8,425 million including contribution from Environmental Services (between $6,500 million and $6,550 million excluding contribution from Environmental Services).

◦	Full year Solid Waste core pricing of 5.25% to 5.50%, surcharges of (0.1%), volume of (0.25%) to 0.25%, and commodity price impact of (0.2%).

◦	Environmental Services organic growth of 8.7% to 9.7%.

◦	Revenue from net M&A contribution of (0.7%) ((0.8%) excluding contribution from Environmental Services).

◦	Changes in foreign exchange resulting in approximately 1.8% revenue growth (2.0% excluding contribution from Environmental Services).

•	Adjusted EBITDA[2] is estimated to be approximately $2,500 million including contribution from Environmental Services (between $1,925 million and $1,950 million excluding contribution from Environmental Services).

◦	Full year Adjusted EBITDA margin[2] is expected to be approximately 29.7%, increase of 110 basis points (approximately 29.7%, increase of 100 basis points, excluding contribution from Environmental Services).

•	Adjusted Free Cash Flow[2] is estimated to be between $950 million and $975 million including contribution from Environmental Services (approximately $750 million excluding contribution from Environmental Services).

◦	Full year net capex is expected to be between $890 million and $915 million including Environmental Services (between $700 million and $725 million excluding Environmental Services).

◦	Full year net capex excludes approximately $325 million of incremental growth capital expected to be deployed in 2025 related to renewable natural gas projects, material recycling facilities and other infrastructure primarily related to opportunities arising under extended producer responsibility legislation.

◦	Full year cash interest is expected to be approximately $550 million including Environmental Services (approximately $350 million excluding Environmental Services).

•	Net Leverage[2] is estimated to be 3.6x by the end of 2025 including contribution from Environmental Services (2.9x excluding contribution from Environmental Services), resulting from growth in Adjusted EBITDA[2] and Adjusted Free Cash Flow[2].

The 2025 guidance excludes any impact from acquisitions not yet completed, refinancing opportunities and any redeployment of capital. Implicit in forward-looking information in respect of our expectations for 2025 are certain current assumptions, including, among others, closing of the Environmental Services business on existing terms, the use of net proceeds from such sale for deleveraging and for share repurchases and no changes to the current economic environment, including fuel and commodities. The 2025 guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

Sustainability Initiatives

We recently increased our GHG emissions reduction target to a 30% absolute reduction in scope 1 and 2 emissions by 2030 from a 2021 base year. We derived our increased target level by aligning with science-aligned pathways for 3 distinct sources of emissions in our operations. We are the first in our industry to adopt this hybrid approach to setting targets that we believe is the best approach to ensure that our target is both achievable and aligned with science. We also published our first Climate Report aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). Our 2023 Sustainability Report and our Climate Report are available on our website by clicking here.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	Information contained in the section titled “Guidance for 2025” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2024 Results for the equivalent historical non-IFRS measure.
(3)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023 and one divestiture in the current year. Refer to “Supplemental Data” for details.

Q4 2024 Earnings Call

GFL will host a conference call related to our fourth quarter and full year 2024 earnings and our 2025 guidance on February 25, 2025 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 828450) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=4b1bbc9e&confId=76241. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until March 11, 2025 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 631068).

2025 Investor Day

The Company will host its 2025 Investor Day on Thursday, February 27, 2025, at the New York Stock Exchange in New York City. The event is scheduled to begin at 9:00 am Eastern Time and will showcase members of senior management who will discuss the Company's growth strategies, capital allocation plan, sustainability initiatives and financial objectives, followed by a question and answer session.

The event is by invitation only and registration is required. Analysts and institutional investors interested in attending the event in person or virtually can register here. Following the event, a webcast recording with accompanying slides will be available at investors.gflenv.com.

Annual Report

GFL also announced that on or about February 27, 2025, it will be filing its annual report on Form 40-F, including the Company’s audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) and with the Canadian securities regulators on SEDAR+ (www.sedarplus.ca) The annual report will also be available on the Investors page of the Company’s website at investors.gflenv.com. Shareholders may receive a hard copy of the complete Annual Financial Statements from the Company free of charge upon request by contacting GFL Investor Relations at ir@gflenv.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of approximately 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate, potential asset sales, potential deleveraging transactions, potential share repurchases or potential strategic transactions are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that GFL will complete the proposed sale of its Environmental Services business or if so that the pre or after tax proceeds to GFL or any consequential debt repayment will be in an amount or on terms as favorable to GFL as is anticipated by such forward looking information, or that GFL undertakes any share buy-back or if so as to the size, price or other terms thereof or its success.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Guidance for 2025”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to complete the sale of the Environmental Services business on existing terms; our ability to use the proceeds of any such sale for deleveraging or potential share repurchases; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2024 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method for associates, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. For the year ended December 31, 2024, Founder/CEO remuneration has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) transaction costs, (b) acquisition, rebranding and other integration costs, (c) Founder/CEO remuneration, (d) cash interest paid on TEUs, (e) cash taxes related to divestitures and (f) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the year ended December 31, 2024, Founder/CEO remuneration and distributions received from joint ventures have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid or received, as applicable, in prior periods. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL. For the year ended December 31, 2024, we excluded investment in joint ventures and associates from the calculation of Adjusted Free Cash Flow.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) amortization of deferred financing costs, (e) (gain) loss on foreign exchange, (f) mark-to-market (gain) loss on Purchase Contracts, (g) share of net (income) loss of investments accounted for using the equity method, (h) loss on termination of hedged instruments (i) (gain) loss on divestiture, (j) transaction costs, (k) acquisition, rebranding and other integration costs, (l) Founder/CEO remuneration, (m) TEU amortization expense, (n) other and (o) the tax impact of the forgoing. For the year ended December 31, 2024, we added back the ARO discount rate depreciation adjustment, the loss on termination of hedged instruments, Founder/CEO remuneration, and our share of net loss of investments accounted for using the equity method. Adjusted income (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. For the year ended December 31, 2024, Founder/CEO remuneration has been added back to net income (loss). We believe that Adjusted income (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Revenue	$1,985.9	$1,882.8	$7,862.0	$7,515.5
Expenses
Cost of sales	1,606.4	1,574.1	6,376.3	6,246.1
Selling, general and administrative expenses	263.7	290.5	1,029.2	973.9
Interest and other finance costs	165.2	160.5	674.9	627.2
Loss (gain) on sale of property and equipment	2.1	—	(2.2)	(13.1)
Loss (gain) on foreign exchange	279.8	(68.3)	292.0	(72.9)
Mark-to-market loss on Purchase Contracts	—	—	—	104.3
(Gain) loss on divestiture	(12.8)	—	481.8	(580.5)
Other	(1.0)	(5.7)	(27.0)	(23.2)
	2,303.4	1,951.1	8,825.0	7,261.8
Share of net income (loss) of investments accounted for using the equity method	1.3	(12.7)	18.2	(61.6)
(Loss) income before income taxes	(316.2)	(81.0)	(944.8)	192.1
Current income tax (recovery) expense	(67.6)	(10.5)	25.4	357.0
Deferred tax recovery	(49.1)	(8.4)	(232.5)	(197.1)
Income tax (recovery) expense	(116.7)	(18.9)	(207.1)	159.9
Net (loss) income	(199.5)	(62.1)	(737.7)	32.2
Less: Net loss attributable to non-controlling interests	(10.4)	(9.9)	(15.0)	(13.2)
Net (loss) income attributable to GFL Environmental Inc.	(189.1)	(52.2)	(722.7)	45.4

Items that may be subsequently reclassified to net (loss) income
Currency translation adjustment	429.0	(129.4)	544.1	(171.8)
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	1.4	—	(4.3)	—
Fair value movements on cash flow hedges, net of tax	(32.2)	2.9	(44.8)	28.5
Share of other comprehensive loss of investments accounted for using the equity method	—	—	(1.2)	(0.4)
Reclassification to net income (loss) of foreign currency differences on divestitures	—	—	(26.5)	22.5
Other comprehensive income (loss)	398.2	(126.5)	467.3	(121.2)
Total comprehensive income (loss)	198.7	(188.6)	(270.4)	(89.0)
Less: Total comprehensive income (loss) attributable to non-controlling interests	4.8	(14.9)	4.8	(19.2)
Total comprehensive income (loss) attributable to GFL Environmental Inc.	$193.9	$(173.7)	$(275.2)	$(69.8)

Basic and diluted loss per share(1)	$(0.52)	$(0.21)	$(2.11)	$(0.13)
Weighted and diluted weighted average number of shares outstanding	393,503,219	370,651,938	380,841,299	369,656,237

(1)	Basic and diluted loss per share is calculated on net income (loss) attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 14 in our Annual Financial Statements.

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

(unaudited)

	December 31, 2024	December 31, 2023
Assets
Cash	$133.8	$135.7
Trade and other receivables, net	1,175.1	1,080.0
Income taxes recoverable	86.0	47.7
Prepaid expenses and other assets	300.7	221.6
Current assets	1,695.6	1,485.0

Property and equipment, net	7,851.7	6,980.7
Intangible assets, net	2,833.2	3,056.3
Investments accounted for using the equity method	344.4	319.0
Other long-term assets	207.4	82.9
Deferred income tax assets	209.3	64.8
Goodwill	8,065.8	7,890.5
Non-current assets	19,511.8	18,394.2
Total assets	$21,207.4	$19,879.2

Liabilities
Accounts payable and accrued liabilities	1,880.2	1,679.1
Long-term debt	1,146.5	9.7
Lease obligations	69.4	59.6
Due to related party	2.9	5.8
Landfill closure and post-closure obligations	51.7	56.2
Current liabilities	3,150.7	1,810.4

Long-term debt	8,853.0	8,827.2
Lease obligations	477.2	383.4
Other long-term liabilities	41.6	39.1
Due to related party	—	2.9
Deferred income tax liabilities	464.5	534.0
Landfill closure and post-closure obligations	998.7	896.0
Non-current liabilities	10,835.0	10,682.6
Total liabilities	13,985.7	12,493.0

Shareholders’ equity
Share capital	9,938.0	9,835.1
Contributed surplus	151.3	149.5
Deficit	(3,573.5)	(2,822.6)
Accumulated other comprehensive income	462.6	15.1
Total GFL Environmental Inc.’s shareholders’ equity	6,978.4	7,177.1
Non-controlling interests	243.3	209.1
Total shareholders’ equity	7,221.7	7,386.2
Total liabilities and shareholders’ equity	$21,207.4	$19,879.2

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Operating activities
Net (loss) income	$(199.5)	$(62.1)	$(737.7)	$32.2
Adjustments for non-cash items
Depreciation of property and equipment	295.4	284.5	1,126.7	1,004.4
Amortization of intangible assets	110.9	105.6	441.1	485.3
Share of net (income) loss of investments accounted for using the equity method	(1.3)	12.7	(18.2)	61.6
(Gain) loss on divestiture	(12.8)	—	481.8	(580.5)
Other	(1.0)	(5.7)	(27.0)	(23.2)
Interest and other finance costs	165.2	160.5	674.9	627.2
Share-based payments	14.1	68.1	104.7	124.8
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs	280.3	(68.6)	292.3	(72.1)
Loss (gain) on sale of property and equipment	2.1	—	(2.2)	(13.1)
Mark to market loss on Purchase Contracts	—	—	—	104.3
Current income tax (recovery) expense	(67.6)	(10.5)	25.4	357.0
Deferred tax recovery	(49.1)	(8.4)	(232.5)	(197.1)
Interest paid in cash on Amortizing Notes component of TEUs	—	—	—	(0.2)
Interest paid in cash, excluding interest paid on Amortizing Notes	(97.2)	(105.6)	(490.4)	(517.1)
Income taxes paid in cash, net	(8.0)	(149.8)	(43.8)	(411.6)
Changes in non-cash working capital items	150.4	200.6	(17.9)	31.0
Landfill closure and post-closure expenditures	(16.6)	(19.9)	(37.0)	(32.5)
	565.3	401.4	1,540.2	980.4
Investing activities
Purchase of property and equipment	(317.2)	(231.5)	(1,193.0)	(1,055.1)
Proceeds from disposal of assets and other	20.8	10.8	61.3	61.8
Proceeds from divestitures	16.5	3.3	86.0	1,649.2
Business acquisitions and investments, net of cash acquired	(36.0)	(291.6)	(649.5)	(966.3)
Distribution received from joint ventures	1.4	—	10.8	—
	(314.5)	(509.0)	(1,684.4)	(310.4)
Financing activities
Repayment of lease obligations	(0.5)	(46.6)	(103.8)	(116.0)
Issuance of long-term debt	749.6	1,940.2	3,240.5	4,972.3
Repayment of long-term debt	(942.3)	(1,768.0)	(2,906.3)	(5,365.1)
Proceeds from termination of hedged arrangements	—	—	—	17.3
Payment for termination of hedged arrangements	(1.1)	—	(7.5)	—
Payment of contingent purchase consideration and holdbacks	(1.4)	(26.6)	(30.0)	(31.2)
Repayment of Amortizing Notes	—	—	—	(15.7)
Dividends issued and paid	(7.5)	(6.5)	(28.2)	(25.0)
Payment of financing costs	(7.6)	(12.0)	(25.1)	(38.2)
Repayment of loan to related party	—	—	(5.8)	(9.3)
Contribution from non-controlling interests	11.2	—	29.4	8.1
	(199.6)	80.5	163.2	(602.8)

Increase in cash	51.2	(27.1)	19.0	67.2
Changes due to foreign exchange revaluation of cash	(16.9)	(11.4)	(20.9)	(13.6)
Cash, beginning of period	99.5	174.2	135.7	82.1
Cash, end of period	$133.8	$135.7	$133.8	$135.7

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024, as well as our audited financial statements and notes thereto for the year ended December 31, 2023.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended December 31, 2024
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Solid Waste
Canada	0.6%	9.6%	—%	10.2%	—%	10.2%
USA	3.3	5.8	2.8	11.9	(5.3)	6.6
Solid Waste	2.4	7.0	1.9	11.3	(3.6)	7.7
Environmental Services	0.7	(3.6)	0.7	(2.2)	—	(2.2)
Total	2.0%	4.5%	1.6%	8.2%	(2.7)%	5.5%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023 and one divestiture in the current year.

	Year ended December 31, 2024
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Solid Waste
Canada	0.7%	8.7%	—%	9.4%	—%	9.4%
USA	5.9	4.1	1.6	11.6	(8.0)	3.6
Solid Waste	4.3	5.5	1.1	10.9	(5.5)	5.4
Environmental Services	5.3	(3.7)	0.4	2.0	—	2.0
Total	4.5%	3.4%	0.9%	8.8%	(4.2)%	4.6%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023 and one divestiture in the current year.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Pro forma excluding divestitures(1)
	Three months ended December 31, 2024	Year ended December 31, 2024	Three months ended December 31, 2024	Year ended December 31, 2024
Price	6.0%	6.5%	5.8%	6.2%
Surcharges	(1.6)	(0.9)	(1.6)	(0.9)
Volume	2.3	(0.8)	2.3	(0.7)
Commodity price	0.3	0.7	0.3	0.7
Total Solid Waste organic growth	7.0%	5.5%	6.8%	5.3%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023 and one divestiture in the current year.

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended December 31, 2024			Three months ended December 31, 2023
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue(3)	Adjusted EBITDA(1)(4)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$502.9	$151.2	30.1%	$456.4	$125.4	27.5%
USA	1,068.3	373.0	34.9	1,002.1	322.2	32.2
Solid Waste	1,571.2	524.2	33.4	1,458.5	447.6	30.7
Environmental Services	414.7	119.8	28.9	424.3	106.1	25.0
Corporate	—	(66.2)	—	—	(61.5)	—
Total	$1,985.9	$577.8	29.1%	$1,882.8	$492.2	26.1%

	Year ended December 31, 2024			Year ended December 31, 2023
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue(5)	Adjusted EBITDA(1)(6)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$1,940.4	$578.6	29.8%	$1,774.4	$489.3	27.6%
USA	4,198.4	1,441.7	34.3	4,051.0	1,300.0	32.1
Solid Waste	6,138.8	2,020.3	32.9	5,825.4	1,789.3	30.7
Environmental Services	1,723.2	490.9	28.5	1,690.1	458.7	27.1
Corporate	—	(260.7)	—	—	(244.3)	—
Total	$7,862.0	$2,250.5	28.6%	$7,515.5	$2,003.7	26.7%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	Includes reclassification of $53.1 million into Environmental Services comprised of $10.9 million from Solid Waste Canada and $42.2 million from Solid Waste USA.

(4)	Includes reclassification of $16.9 million into Environmental Services comprised of $2.9 million from Solid Waste Canada and $14.0 million from Solid Waste USA.
(5)	Includes reclassification of $227.2 million into Environmental Services comprised of $44.8 million from Solid Waste Canada and $182.4 million from Solid Waste USA.
(6)	Includes reclassification of $75.9 million into Environmental Services comprised of $10.0 million from Solid Waste Canada and $65.9 million from Solid Waste USA.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	December 31, 2024	December 31, 2023
Total long-term debt, net of derivative asset(1)	$9,884.8	$8,816.9
Deferred finance costs and other adjustments	(134.9)	(17.7)
Total long-term debt excluding deferred finance costs and other adjustments	$10,019.7	$8,834.6
Less: cash	(133.8)	(135.7)
	9,885.9	8,698.9

Trailing twelve months Adjusted EBITDA(2)	2,250.5	2,003.7
Run-Rate EBITDA Adjustments(3)	182.6	98.3
Run-Rate EBITDA(3)	$2,433.1	$2,102.0

Net Leverage(2)	4.06x	4.14x
Net Leverage(2) at Fiscal 2024 Guidance Exchange Rate(4)	3.85x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 10 in our Annual Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.
(4)	Calculated as Total long-term debt excluding deferred finance costs and other adjustments, less cash, translated from USD to CAD using an exchange rate of 1.35, divided by Run-Rate EBITDA of $2,405.6 million.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

December 31, 2024
Subordinate voting shares	381,570,455
Multiple voting shares	11,812,964
Basic shares outstanding	393,383,419
Effect of dilutive instruments	11,935,524
Series A Preferred Shares (as converted)	11,654,115
Series B Preferred Shares (as converted)	8,193,894
Diluted shares outstanding	425,166,952

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net (loss) income to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023
Net loss	$(199.5)	$(62.1)
Add:
Interest and other finance costs	165.2	160.5
Depreciation of property and equipment	295.4	284.5
Amortization of intangible assets	110.9	105.6
Income tax recovery	(116.7)	(18.9)
EBITDA	255.3	469.6
Add:
Loss (gain) on foreign exchange(1)	279.8	(68.3)
Loss on sale of property and equipment	2.1	—
Share of net loss of investments accounted for using the equity method(3)	3.1	12.7
Share-based payments(4)	14.1	68.1
Gain on divestiture(5)	(12.8)	—
Transaction costs(6)	23.9	14.5
Acquisition, rebranding and other integration costs(7)	2.1	1.3
Founder/CEO remuneration(8)	11.2	—
Other	(1.0)	(5.7)
Adjusted EBITDA	$577.8	$492.2

($ millions)	Year ended December 31, 2024	Year ended December 31, 2023
Net (loss) income	$(737.7)	$32.2
Add:
Interest and other finance costs	674.9	627.2
Depreciation of property and equipment	1,126.7	1,004.4
Amortization of intangible assets	441.1	485.3
Income tax (recovery) expense	(207.1)	159.9
EBITDA	1,297.9	2,309.0
Add:
Loss (gain) on foreign exchange(1)	292.0	(72.9)
Gain on sale of property and equipment	(2.2)	(13.1)
Mark-to-market loss on Purchase Contracts(2)	—	104.3
Share of net loss of investments accounted for using the equity method(3)	16.9	61.6
Share-based payments(4)	104.7	124.8
Loss (gain) on divestiture(5)	481.8	(580.5)
Transaction costs(6)	53.2	78.4
Acquisition, rebranding and other integration costs(7)	6.4	15.3
Founder/CEO remuneration(8)	26.8	—
Other	(27.0)	(23.2)
Adjusted EBITDA	$2,250.5	$2,003.7

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	Excludes share of net income of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of loss or gain resulting from the divestiture of certain assets and non-core U.S. Solid Waste businesses.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the year ended December 31, 2023 as reflected in “All Other Compensation” in the 2024 Management Information Circular.

Adjusted Net Income

The following tables provide a reconciliation of our net (loss) income to Adjusted Net Income for the periods indicated:

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023
Net loss	$(199.5)	$(62.1)
Add:
Amortization of intangible assets(1)	110.9	105.6
ARO discount rate depreciation adjustment(2)	3.0	(0.4)
Amortization of deferred financing costs	5.6	5.0
Loss (gain) on foreign exchange(3)	279.8	(68.3)
Share of net loss of investments accounted for using the equity method(5)	3.1	12.7
Gain on divestiture(7)	(12.8)	—
Transaction costs(8)	23.9	14.5
Acquisition, rebranding and other integration costs(9)	2.1	1.3
Founder/CEO remuneration(10)	11.2	—
Other	(1.0)	(5.7)
Tax effect(11)	(140.7)	14.4
Adjusted Net Income	$85.6	$17.0
Adjusted income per share, basic and diluted	$0.22	$0.05

($ millions)	Year ended December 31, 2024	Year ended December 31, 2023
Net (loss) income	$(737.7)	$32.2
Add:
Amortization of intangible assets(1)	441.1	485.3
ARO discount rate depreciation adjustment(2)	7.3	4.4
Incremental depreciation of property and equipment due to recapitalization	—	7.5
Amortization of deferred financing costs	22.7	18.5
Loss (gain) on foreign exchange(3)	292.0	(72.9)
Mark-to-market loss on Purchase Contracts(4)	—	104.3
Share of net loss of investments accounted for using the equity method(5)	16.9	61.6
Loss on termination of hedged arrangements(6)	17.2	—
Loss (gain) on divestiture(7)	481.8	(580.5)
Transaction costs(8)	53.2	78.4
Acquisition, rebranding and other integration costs(9)	6.4	15.3
Founder/CEO remuneration(10)	26.8	—
TEU amortization expense	—	0.1
Other	(27.0)	(23.2)
Tax effect(11)	(279.4)	227.7
Adjusted Net Income	$321.3	$358.7
Adjusted income per share, basic and diluted	$0.84	$0.97

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.
(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(5)	Excludes share of net income of investments accounted for using the equity method for RNG projects.
(6)	Consists of gains and losses on the termination of hedged arrangements associated with the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes.
(7)	Consists of gains and losses resulting from the divestiture of certain assets and non-core U.S. Solid Waste businesses.
(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(10)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the year ended December 31, 2023 as reflected in “All Other Compensation” in the 2024 Management Information Circular.
(11)	Consists of the tax effect of the adjustments to net income (loss).

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023
Cash flows from operating activities	$565.3	$401.4
Add:
Transaction costs(1)	23.9	14.5
Acquisition, rebranding and other integration costs(2)	2.1	1.3
Founder/CEO remuneration(3)	11.2	—
Cash taxes related to divestitures	1.3	141.5
Distribution received from joint ventures	1.4	—
Adjusted Cash Flows from Operating Activities	605.2	558.7
Proceeds on disposal of assets and other	20.8	10.8
Purchase of property and equipment	(317.2)	(225.3)
Adjusted Free Cash Flow (including incremental growth investments)	308.8	344.2
Incremental growth investments(5)	51.3	127.4
Adjusted Free Cash Flow	$360.1	$471.6

($ millions)	Year ended December 31, 2024	Year ended December 31, 2023
Cash flows from operating activities	$1,540.2	$980.4
Add:
Transaction costs(1)	53.2	78.4
Acquisition, rebranding and other integration costs(2)	6.4	15.3
Founder/CEO remuneration(3)	26.8	—
Cash interest paid on TEUs(4)	—	0.2
Cash taxes related to divestitures	16.3	390.1
Distribution received from joint ventures	10.8	—
Adjusted Cash Flows from Operating Activities	1,653.7	1,464.4
Proceeds on disposal of assets and other	61.3	61.8
Purchase of property and equipment	(1,193.0)	(1,055.1)
Adjusted Free Cash Flow (including incremental growth investments)	522.0	471.1
Incremental growth investments(5)	298.3	230.1
Adjusted Free Cash Flow	$820.3	$701.2

(1)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(2)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(3)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the year ended December 31, 2023 as reflected in “All Other Compensation” in the 2024 Management Information Circular.
(4)	Consists of interest paid in cash on the Amortizing Notes.
(5)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.